Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2017
MONACO-July 24, 2017 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”), a leading provider of marine transportation of dry bulk commodities, today reported its results for the three and six months ended June 30, 2017.
Results for the Three and Six Months Ended June 30, 2017 and 2016
For the second quarter of 2017 the Company’s GAAP net loss was $13.4 million, or $0.19 loss per diluted share. For the same period in 2016 the Company’s GAAP net loss was $24.7 million, or $0.48 loss per diluted share.
For the six months ended June 30, 2017, the Company’s GAAP net loss was $48.0 million,or $0.67 loss per diluted share compared to a GAAP net loss of $83.0 million, or $2.05 loss per diluted share for the prior year period.
For the six months ended June 30, 2017, the Company’s adjusted net loss was $29.8 million, or $0.41 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the six months ended June 30, 2016, the Company’s adjusted net loss was $58.1 million, or $1.43 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million (see Non-GAAP Financial Measures below).
Cash and Cash Equivalents
As of July 21, 2017, the Company had approximately $148.3 million in cash and cash equivalents.
TCE Revenue
TCE Revenue Earned during the Second Quarter of 2017

•	Our Kamsarmax fleet earned $9,273 per day

•	Our Ultramax fleet earned $8,360 per day
Voyages Fixed thus far for the Third Quarter of 2017

•	Kamsarmax fleet: approximately $8,749 per day for 50% of the days

•	Ultramax fleet: approximately $9,005 per day for 56% of the days
Recent Significant Events
Reinstatement of Debt Amortization and Restoration of the Ability to Pay Dividends
During 2016, we entered into agreements with certain of our lenders to, among other things, defer future principal repayments under certain of our loan agreements. In July 2017, we reached agreements in principal with such lenders whereby principal repayments on our debt totaling $45.4 million that were previously deferred would be reinstated to their original form. Under these agreements in principal, we will be required to make principal payments of approximately $7.3 million in the third quarter of 2017 and quarterly principal payments ranging from $1.0 million to $4.5 million per quarter from the fourth quarter of 2017 through the fourth quarter of 2020.
All restrictions on the payment of dividends that were put in place concurrent with these deferments of principal repayments have been removed from all of our credit facilities.

Completion of the Sale of Vessels
During the second quarter of 2017, we completed the sale of SBI Cakewalk and SBI Charleston for $22.5 million each. Net cash proceeds is approximately $24.2 million after repaying the outstanding loan balance of $20.1 million under the $39.6 Million Credit Facility.
Newbuilding Vessel Delivery
During the second quarter of 2017, the Company took delivery of the following newbuilding vessel:

•	SBI Jive, a Kamsarmax vessel, delivered from Hudong-Zhonghua (Group) Co., Ltd.
All 46 vessels in our newbuilding program have been successfully delivered, all contracted amounts have been paid in full and we have no further obligations due to any shipyard.

Agreement to Time Charter-In One Ultramax Vessel
During the second quarter of 2017, we entered into a time charter-in agreement with an unrelated third party for one Ultramax vessel. The agreement is for two years at approximately $10,125 per day. We have the option to extend the agreement for one year at approximately $10,885 per day. The time charter is expected to commence prior to the end of October 2017.

Debt and Liquidity Overview
The Company’s outstanding debt balance, gross of unamortized deferred financing costs as of June 30, 2017 and July 21, 2017 are as follows (dollars in thousands).

Credit Facility	Amount Outstanding
Senior Notes	$73,625
$409 Million Credit Facility	179,473
$330 Million Credit Facility	260,136
$42 Million Credit Facility	38,512
$67.5 Million Credit Facility	40,461
$12.5 Million Credit Facility	10,379
$27.3 Million Credit Facility	19,375
Total	$621,961
The Company’s projected quarterly debt repayments through 2019, including the impact from the reinstated principal repayments as noted above, is as follows (dollars in thousands):

Q3 2017	(1)	$13,433
Q4 2017		9,837
Q1 2018		9,289
Q2 2018		9,629
Q3 2018		9,197
Q4 2018		8,537
Q1 2019		8,259
Q2 2019		8,357
Q3 2019	(2)	82,415
Q4 2019		10,319
Total		$169,272

(1)	Relates to payments expected to be made from July 22, 2017 to September 30, 2017

(2)	Includes $73.6 million repayment of Senior Notes due at maturity

Financial Results for the Three Months Ended June 30, 2017 Compared to the Three Months Ended June 30, 2016
The Company had a GAAP net loss of $13.4 million, or $0.19 loss per diluted share for the second quarter of 2017 compared with a GAAP net loss of $24.7 million, or $0.48 loss per diluted share for the second quarter of 2016.
Time charter equivalent (TCE) revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $37.6 million for the second quarter of 2017 and is associated with a day weighted average of 47 vessels owned and one vessel time chartered-in compared to $17.4 million during the prior year quarter, which was associated with a day weighted average of 34 vessels owned and three vessels time chartered-in. TCE revenue per day was $8,733 and $5,303 for the second quarter of 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply caused rates to increase compared to the prior year period. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet. While TCE rates continued the sequential quarter on quarter growth, rates somewhat stabilized in the second quarter of 2017 as demand for commodities slowed due to China increasing domestic coal and iron ore production.
Vessel operating costs were $21.1 million associated with 47 vessels owned, on average, during the period. Vessel operating costs for the prior year quarter were $15.6 million and related to 34 vessels owned, on average, during the period. Sequentially, daily operating costs, excluding take over and other non-operating costs, decreased to $4,858 in the second quarter of 2017 from $5,019 in the first quarter of 2017, as a result of our cost reduction efforts.
Charterhire expense decreased to $1.7 million in the second quarter of 2017 from $3.6 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from three vessels to one vessel, on a day weighted average, respectively. The existing time chartered-in vessel is expected to be redelivered in August 2017. An additional time charter-in is expected to commence no later than the end of October 2017. The agreement is for two years at approximately $10,125 per day with an option to extend for one year at approximately $10,885 per day.
Depreciation increased to $12.0 million in the second quarter of 2017 from $8.7 million in the prior year period, reflecting the increase in our weighted average vessels owned to 47 from 34.
General and administrative expense decreased to $7.6 million from $8.6 million in the prior year period due primarily to decreases in restricted stock amortization caused by the run off of awards granted at a higher fair value and a reduction in legal fees, offset in part by an increase in administrative fees reflecting the growth of our fleet.
Financial Results for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016
The Company had a GAAP net loss of $48.0 million, or $0.67 loss per diluted share for the six months ended June 30, 2017 compared with a GAAP net loss of $83.0 million, or $2.05 loss per diluted share for the six months ended June 30, 2016.
For the six months ended June 30, 2017, the Company’s adjusted net loss was $29.8 million, or $0.41 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the six months ended June 30, 2016, the Company’s adjusted net loss was $58.1 million, or $1.43 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million (see Non-GAAP Financial Measures below).
TCE revenue was $72.2 million in the first half of 2017 and is associated with a day weighted average of 47 vessels owned and one vessel time chartered-in compared to $27.6 million during the prior year period, which was associated with a day weighted average of 33 vessels owned and five vessels time chartered-in. TCE revenue per day was $8,673 and $4,396 for first half of 2017 and 2016, respectively. TCE revenue increased significantly versus the prior year due to the increase in rates, attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply as fewer vessels are now on order, combined with the increase in revenue days associated with the growth of our fleet.

Vessel operating costs were $42.9 million and included approximately $1.2 million of takeover costs associated with new deliveries, and $1.3 million of non-operating expenses and related to 47 vessels owned, on average, during the first half of 2017. Vessel operating costs for the prior year period were $30.9 million and related to 33 vessels owned, on average. Daily operating costs, excluding take over and other non-operating costs, were $4,944 in the first half of 2017.
Charterhire expense decreased to $3.6 million for the first half of 2017 from $12.2 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from five vessels to one vessel, on a day weighted average, respectively. Included in the prior year figures is a charterhire contract termination fee of $10.0 million incurred to terminate four time charter-in agreements. The existing time chartered-in vessel is expected to be redelivered in August 2017. An additional time charter-in is expected to commence no later than the end of October 2017. The agreement is for two years at approximately $10,125 per day with an option to extend for one year at approximately $10,885 per day.
Depreciation increased to $23.6 million in the first half of 2017 from $16.0 million in the prior year period, reflecting the increase in our weighted average vessels owned to 47 from 33.
General and administrative expense decreased to $15.3 million from $16.4 million in the prior year period due primarily to decreases in restricted stock amortization, due to the run off of awards granted at a higher fair value, offset by an increase in administrative fees reflecting the growth of our fleet.
During the first half of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party and also recorded a $0.6 million adjustment related to vessels sold in the prior year. During the first half of 2016, the Company recorded a write down of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015.
During the first halves of 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue:
Vessel revenue	$37,742	$17,374	$72,470	$27,618
Operating expenses:
Voyage expenses	162	2	279	67
Vessel operating costs	21,066	15,628	42,867	30,943
Charterhire expense	1,675	3,631	3,646	12,175
Charterhire contract termination charge	—	—	—	10,000
Vessel depreciation	12,017	8,718	23,599	16,011
General and administrative expenses	7,556	8,599	15,284	16,385
Loss / write down on assets held for sale	—	—	17,702	12,433
Total operating expenses	42,476	36,578	103,377	98,014
Operating loss	(4,734)	(19,204)	(30,907)	(70,396)
Other income (expense):
Interest income	353	187	615	280
Foreign exchange loss	(92)	(20)	(186)	(138)
Financial expense, net	(8,945)	(5,711)	(17,504)	(12,754)
Total other expense	(8,684)	(5,544)	(17,075)	(12,612)
Net loss	$(13,418)	$(24,748)	$(47,982)	$(83,008)

Loss per common share - basic and diluted(1)	$(0.19)	$(0.48)	$(0.67)	$(2.05)
Weighted-average shares outstanding - basic and diluted(1)	71,804	51,305	71,770	40,550

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three and six months ended June 30, 2017 and 2016, as the impact would be anti-dilutive since the Company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$149,322	$101,734
Accounts receivable	8,088	7,050
Prepaid expenses and other current assets	5,805	6,696
Total current assets	163,215	115,480
Non-current assets
Vessels, net	1,352,520	1,234,081
Vessels under construction	—	180,000
Deferred financing costs, net	3,598	3,307
Other assets	12,817	14,289
Total non-current assets	1,368,935	1,431,677
Total assets	$1,532,150	$1,547,157

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$23,775	$13,480
Accounts payable and accrued expenses	9,708	11,070
Total current liabilities	33,483	24,550
Non-current liabilities
Bank loans, net	510,019	493,793
Senior Notes, net	72,460	72,199
Total non-current liabilities	582,479	565,992
Total liabilities	615,962	590,542
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,461,622 and 75,298,676 shares as of June 30, 2017 and December 31, 2016, respectively	753	753
Paid-in capital	1,721,913	1,714,358
Accumulated deficit	(806,478)	(758,496)
Total shareholders’ equity	916,188	956,615
Total liabilities and shareholders’ equity	$1,532,150	$1,547,157

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Six Months Ended June 30,
	2017	2016
Operating activities
Net loss	$(47,982)	$(83,008)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	7,473	9,168
Vessel depreciation	23,599	16,011
Amortization of deferred financing costs	2,767	1,883
Write off of deferred financing costs	470	3,781
Loss / write down on assets held for sale	16,471	10,555
Changes in operating assets and liabilities:
Decrease in accounts receivable	(1,038)	(58)
(Decrease) increase in prepaid expenses and other assets	(272)	2,973
Decrease in accounts payable and accrued expenses	(702)	(6,904)
Net cash provided by (used in) operating activities	786	(45,599)
Investing activities
Proceeds from sale of assets held for sale	44,340	271,376
Payments on assets held for sale	—	(98,445)
Payments for vessels and vessels under construction	(23,428)	(218,542)
Net cash provided by (used in) investing activities	20,912	(45,611)
Financing activities
Proceeds from issuance of common stock	—	128,139
Proceeds from issuance of long-term debt	51,600	157,393
Repayments of long-term debt	(25,710)	(152,064)
Debt issue costs paid	—	(818)
Net cash provided by financing activities	25,890	132,650
Increase in cash and cash equivalents	47,588	41,440
Cash at cash equivalents, beginning of period	101,734	200,300
Cash and cash equivalents, end of period	$149,322	$241,740

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$37,743	$17,374	$72,470	$27,618
Voyage expenses	(163)	(2)	(279)	(67)
Time charter equivalent revenue	$37,580	$17,372	$72,191	$27,551
Time charter equivalent revenue attributable to:
Kamsarmax	$16,312	$7,657	$31,212	$12,018
Ultramax	21,268	9,715	40,979	15,533
	$37,580	$17,372	$72,191	$27,551
Revenue days:
Kamsarmax	1,759	1,455	3,385	2,764
Ultramax	2,544	1,821	4,939	3,503
Combined	4,303	3,276	8,324	6,267
TCE per revenue day (1):
Kamsarmax	$9,273	$5,263	$9,221	$4,348
Ultramax	$8,360	$5,335	$8,297	$4,434
Combined	$8,733	$5,303	$8,673	$4,396

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of July 21, 2017

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
Total Kamsarmax		1,480,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
Total Ultramax		1,731,800
Total Owned Vessels DWT		3,211,800

Time chartered-in vessels
The Company currently has time chartered-in one Kamsarmax dry bulk vessel and has agreed to time charter-in one Ultramax dry bulk vessel. The terms of these contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	2-Aug-17	(1)
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(2)
Total TC DWT		144,100

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(2)
This vessel has been time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel is scheduled to be delivered in October 2017.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, Monday, July 24, 2017, at 9:00 AM Eastern Standard Time / 3:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 52360565.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: http://edge.media-server.com/m/p/7uhppvwg
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. owns 46 vessels, consisting of 18 Kamsarmax vessels and 28 Ultramax vessels. The Company also time charters-in one dry bulk Kamasarmax vessel and has agreed to time charter-in one Ultramax vessel. The owned fleet has a total carrying capacity of approximately 3.2 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Adjusted net loss and related per share amounts are non-GAAP performance measures that we believe provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Adjusted net loss (unadjusted)
In thousands, except per share data

	Six Months Ended June 30,
	2017		2016
	Amount	Per share	Amount	Per share
Net loss	$(47,982)	$(0.67)	$(83,008)	$(2.05)
Adjustments:
Loss / write down on assets held for sale	17,702	0.25	12,433	0.31
Write down of deferred financing cost	470	0.01	2,456	0.06
Charterhire contract termination charge	—	—	10,000	0.25
Total adjustments	$18,172	$0.26	$24,889	$0.62
Adjusted net loss	$(29,810)	$(0.41)	$(58,119)	$(1.43)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)